UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.  General Identifying Information

1.       Reason   fund  is  applying  to   deregister   (check  only  one;   for
         descriptions, see Instruction 1);

         [ ]   Merger

         [X]   Liquidation

         [ ]   Abandonment of Registration
               (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]   Election of status as a Business Development Company
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.       Name of fund:  The France Growth Fund, Inc.

3.       Securities and Exchange Commission File No:  811-05994

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?
         [X]      Initial Application       [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                     245 Park Avenue, Suite 3906
                     New York, NY 10167

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                     Margaret A. Bancroft
                     Dechert LLP
                     30 Rockefeller Plaza
                     New York, NY 10112
                     Telephone:  (212) 698-3590

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

                     Brown Brothers Harriman & Co.
                     40 Water Street
                     Boston, MA 02109

                     UBS Global Asset Management (US) Inc.
                     51 West 52nd Street
                     New York, NY  10019



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                     Credit Agricole Asset Management U.S. Adviser Services
                     90, Boulevard Pasteur
                     75015 Paris, France

                     Iron Mountain
                     745 Atlantic Avenue
                     Boston, MA 02111

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ ]     Open-end       [X]    Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                     Credit Agricole Asset Management U.S. Advisor Services 90, Boulevard Pasteur
                     75015 Paris, France
                     (Investment Adviser until October 31, 2002)

                The Fund was internally managed from November 1, 2002 through June 28, 2004, the date in which the liquidating distribution was paid.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                     Not Applicable.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es): Not Applicable

         (b)      Trustee's name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]  Yes         [X]  No


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         If Yes, for each UIT state:

              Name(s):

              File No.:  811-____

              Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes          [ ]  No

                  If Yes, state the date on which the board vote took place:

                          April 6, 2004, as reconvened on April 8, 2004

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes          [ ]  No

                  If Yes, state the date on which the shareholder vote took place:

                          May 27, 2004

                  If No, explain:

II.      Distribution to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes          [ ]  No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                          A liquidating distribution of $8.42 per share (an aggregate of $101,646,240) was paid on June 28, 2004 to Stockholders of record on June 23, 2004.

         (b)      Were the distributions made on the basis of net assets?

                  [X]  Yes          [ ]  No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]  Yes          [ ]  No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                            Were any distributions to shareholders made in kind?

                                [ ]  Yes            [X]  No


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                  If Yes,  indicate  the  percentages  of fund  shares  owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes         [X]  No

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes          [  ]  No

                      Subject to the Fund's reservation of assets (held by the Fund's custodian, Brown Brothers Harriman & Co.) to pay all known and estimated expenses of liquidation, all assets of the Fund have been distributed.

                      In addition, reserved assets for purposes of making distributions of net asset value to investors holding certificated shares who have not properly surrendered such shares to the Fund are held by PFPC Inc.

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
         [X]  Yes          [ ]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

                      A bank account maintained by PFPC Inc., as of September 14, 2004, holds $217,084.44 in cash for the purpose of funding distributions to 49 former stockholders (owning 25,782 Fund shares) who have not yet responded to the Fund's letters requesting that they submit their share certificates in order to receive their pro rata share of the assets of the Fund. Assets will be available to PFPC Inc. to pay shareholders upon receipt of certificates for a period of three years commencing June 28, 2004.

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         (See question 18 above)

         [X]  Yes          [ ]  No


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         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                      Cash (reserved for liabilities and
                        estimated expenses):                            $607,000

                      Receivable for recoverable tax and other            22,000

                      Cash in the amount of $217,084.44 is also reserved to pay certain certificated shareholders (see response to Item 19 above)

         (b)      Why has the fund retained the remaining assets?

                      See responses to Items 18, 19, 20(a) above and Item 21.

         (c)      Will the remaining assets be invested in securities?

                  [ ]  Yes         [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X]  Yes          [ ]  No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

                      Legal                                             $154,000

                      Audit and tax                                        5,000

                      Custodian                                           90,000

                      Facilities                                          45,000

                      Record retention                                    23,000

                      Consultants                                         28,000

                      Directors fees and expenses                         17,000

                      Other vendor payables                              117,000

                   Total liabilities                                    $479,000


         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                      These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.      Information About Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:


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                 (i)  Legal expenses:   $297,000

                (ii)  Audit and tax:    $23,000

               (iii)  Other expenses (list and identify separately):

                      Tail insurance                                    $241,000

                      Custodian                                          130,000

                      Facility lease termination                          69,000

                      Transfer agent                                      28,000

                      Consultants and employee severance                 200,000

                      Records retention                                   28,000

                      Proxy solicitation                                  13,000

                      Other early contract terminations                   32,000

                      Printing & Postage                                  49,000



                (iv)  Total expenses (sum of lines (i)-(iii) above):  $1,110,000

         (b)      How were those expenses allocated?

                      The total expenses were borne by the Fund. The amounts distributed to Stockholders of the Fund upon liquidation were reduced by any remaining accrued expenses of the Fund, including the expenses of the Fund in connection with the solicitation and with the liquidation.

         (c)      Who paid the expenses?

                      All expenses were borne by the Fund. The Fund was internally managed and not part of a group of funds. All expenses related to the liquidation including legal, tail insurance, consultants and severance, and facility and other contract terminations were expensed by the Fund.

         (d)      How did the fund pay for unamortized expenses (if any)?

                      Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes         [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes         [X]  No


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         If Yes,  describe the nature or any  litigation or  proceeding  and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes         [X]  No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.






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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of The France Growth Fund, Inc., (ii) he is the Treasurer of The France Growth Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                         By: /s/ Lawrence K. Becker
                                             ----------------------
                                             Treasurer